UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                   Atlantic Coast Entertainment Holdings, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    048416101
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 17, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d- 1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.  Security and Issuer

         This statement constitutes Amendment No. 3 to the Schedule 13D previously filed on August 2, 2004 (the "Initial 13D"), as amended by Amendment No. 1 thereto filed on January 7, 2005 and Amendment No. 2 thereto filed on February 1, 2005. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D, as amended. As the Issuer does not have a class of equity security specified in Rule 13d-1(i) no further filing on this form will be made by the Reporting Persons.

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the common stock, par value $.01 per share, of Atlantic Coast Entertainment Holdings, Inc., a Delaware corporation, is true, complete and correct.

Dated:  May __, 2005.
                                      /s/ Carl C. Icahn
                                      Carl C. Icahn, Individually

                                      CYPRUS, LLC

                                                By:      BARBERRY CORP.
                                                Title:   Managing Member

                                                     /s/ Edward E. Mattner
                                                    By: Edward E. Mattner
                                                    Title: Authorized Signatory

                                      STARFIRE HOLDING CORPORATION

                                      /s/ Jon Weber
                                      By:      Jon Weber
                                      Title:   Authorized Signatory


                                      BARBERRY CORP.

                                      /s/ Edward E. Mattner
                                      By:      Edward E. Mattner
                                      Title:   Authorized Signatory

                                 AMERICAN REAL ESTATE HOLDINGS L.P.

                                         By:American  Property Investors,Inc.,
                                         its general partner

                                         /s/ Martin Hirsch
                                         By:      Martin Hirsch
                                         Title:   Executive Vice President

[signature  page to Amendment  No. 3 to Atlantic  Coast  Entertainment  Holdings
Schedule 13D]
                                 AMERICAN REAL ESTATE PARTNERS L.P.
                                          By: American  Property Investors,Inc.,
                                          its general partner

                                          /s/ Martin Hirsch
                                          By:      Martin Hirsch
                                          Title:   Executive Vice President

                                 AMERICAN PROPERTY INVESTORS, INC.

                                          /s/ Martin Hirsch
                                          By:      Martin Hirsch
                                          Title:   Executive Vice President

                                 BECKTON CORP.

                                      /s/ Edward E. Mattner
                                      By:      Edward E. Mattner
                                      Title:   Authorized Signatory

                                 AREP SANDS HOLDING LLC

                                      /s/ Martin Hirsch
                                      By:      Martin Hirsch
                                      Title:   Vice President





[signature  page to Amendment  No. 3 to Atlantic  Coast  Entertainment  Holdings
Schedule 13D]